United States securities and exchange commission logo





                             January 3, 2023

       John P. Love
       President and Chief Executive Officer
       United States Commodity Funds LLC
       1850 Mt. Diablo Boulevard
       Suite 640
       Walnut Creek, CA 94596

                                                        Re: United States
Gasoline Fund, LP
                                                            Registration
Statement on Form S-3
                                                            Filed November 8,
2022
                                                            Response Dated
December 16, 2022
                                                            File No. 333-268248

       Dear John P. Love:

              We have reviewed your December 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2022 letter.

       Response Dated December 16, 2022

       Exhibits

   1. Regarding your proposed revisions to the fee table in response to comment 2, please tell us how the filing fees
paid for the registration of UGA   s securities may be carried forward
                                                        for longer than the
five year period permitted by Rule 457(p). We note in this regard that the earlier
registration statement was initially filed on October 28, 2009 (333-162717).
 John P. Love
FirstName  LastNameJohn P. LoveLLC
United States Commodity Funds
Comapany
January    NameUnited States Commodity Funds LLC
        3, 2023
January
Page 2 3, 2023 Page 2
FirstName LastName
       Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance